REDCORP SUPPL

NEWS RELEASE

Not for distribution to United States newswire services or for dissemination in the United States.

August 15, 2006 News Release 06-15

SHORT FORM FINANCING

Vancouver, August 15, 2006 – Redcorp Ventures Ltd. (TSX:RDV) announces today that it has filed a preliminary short form prospectus in the provinces of British Columbia, Alberta, Manitoba and Ontario, for an offering, on a best efforts basis, of units and flow-through shares. The offering will be conducted through a syndicate of agents lead by Paradigm Capital Inc. and Octagon Capital Corporation and including Dundee Securities Corporation. Final pricing and determination of the number of units and flow-through shares to be sold under the offering will occur immediately before filing of the final short form prospectus. Each unit will be comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share for a period of one year following the closing of the offering at an exercise price to be determined at the time of filing of the final short form prospectus.

The Agents will receive a cash commission of equal to 6% of the gross proceeds of the offering and will be granted compensation warrants to acquire such number of common shares of the Corporation as is equal to 7% of the number of units and flow-through shares issued. The compensation warrants will be exercisable for a period of 12 months following the closing of the offering. The Corporation has granted the Agents a 15% over-allotment option, exercisable in whole or in part in the sole discretion of the Agents at any time up to 30 days following the closing date, to arrange for the sale of additional units at the offering price to cover over-allotments, if any, and for market stabilization purposes.

The offering is scheduled to close on or about September 6, 2006 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

The net proceeds from the offering will be used primarily for exploration of the Company's Tulsequah property in British Columbia and the Lagoa Salgada property in Portugal, completion of feasibility study update work in progress on the Tulsequah property, and for general corporate purposes.

This news release is not for distribution to United States newswire services or for dissemination in the United States. The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

REDCORP VENTURES LTD.

Suite 710, 1281 West Georgia Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 Fax: 604 669 5330 Toll Free: 1-888-669-4775

REDCORP

For further information please contact Redcorp Ventures Ltd.

Terence Chandler
President and Chief Executive Officer
Redcorp Ventures Ltd.
Suite 710, 1281 West Georgia Street
Vancouver, B.C. V6E 3J7
Tel: 604-669-4775

Redcorp Ventures Ltd. is a Vancouver-based mineral exploration and development company with active projects in British Columbia and Portugal. Further information on Redcorp and the Tulsequah property can be obtained on the Company's website at www.redcorp-ventures.com and at Redfern's website at www.redfern.bc.ca.

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

"Terence Chandler"

Terence Chandler
President

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act.. This includes statements concerning the Company's plans at its Tulsequah Project and other mineral properties, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the availability of financing for activities, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company's expectations, metal price fluctuations, environmental and regulatory requirements, availability of permits, escalating costs of remediation and mitigation, risk of title loss, the effects of accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in exploration or development , the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, expectations and beliefs of management and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, contractor's costs, remote site transportation costs and materials costs for future remediation. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.